INCYTE CORPORATION

Experimental Station, Route 141 & Henry Clay Road

Building E336, Wilmington, DE  19880

(302) 498-6700

Telecopier:  (302) 425-2707

December 6, 2012

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Incyte Corporation

Form 10-K for the Fiscal Year ended December 31, 2011

Filed February 22, 2012

Form 10-Q for the Quarterly Period Ended September 30, 2012

Filed November 1, 2012

File Number: 001-12400

Dear Mr. Rosenberg:

We acknowledge receipt of your comment letter dated November 20, 2012 in respect of the above referenced filings of Incyte Corporation (the “Company”).  This letter is submitted in furtherance of the telephone conversation today between our outside counsel at Pillsbury Winthrop Shaw Pittman LLP and your colleague Ibolya Ignat regarding the timing of our response to comments and to confirm that the Company intends to respond to the Staff’s comments on or before December 19, 2012.

Questions or comments regarding any matters with respect to the foregoing may be directed to the undersigned at (302) 498-6700 or our outside counsel, Stanton D. Wong of Pillsbury Winthrop Shaw Pittman LLP, at (415) 983-1790.

Sincerely yours,

/s/ David C. Hastings
David C. Hastings
Executive Vice President and
Chief Financial Officer

cc:                                Eric H. Siegel, Incyte Corporation

Stanton D. Wong, Pillsbury Winthrop Shaw Pittman LLP